Exhibit 1.1

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ

ARTICLES OF ASSOCIATION

as of 29 April 2010

ARTICLE 1—INCORPORATION

A Joint Stock Company was incorporated between the founders whose names and residences are written below, in compliance with the Law no.6224 for the Encouragement of Foreign Capital, the foreign capital frame decision of the General Directorate of Foreign Investment of the Under secretariat of Treasury of the Prime Ministry of the Republic of Turkey number 92/2789 dated 4 March 1992 and the Incentive and Investment Allowance Certificate of Foreign Capital General Directorate of the Under secretariat of Treasury of the Prime Ministry of the Republic of Turkey dated 23 August 1993 numbered 1746 and in abidance with the relevant provisions of the Turkish Commercial Code.

Founders:

1)	Posti—ja telelaitos, nationality: Fin, resident in Mannerhemintle 11 A SF—00100, Helsinki/FINLAND

2)	Ericsson Telekomünikasyon Anonim Şirketi, Nationality: Turkish, resident in Büyükdere Caddesi No: 49/4-5 Mecidiyeköy, İstanbul

3)	Çukurova Holding Anonim Şirketi, Nationality: Turkish, resident in Büyükdere Caddesi Yapi Kredi Plaza Binalari (C) Blok Kat: 12 Levent, İstanbul

4)	Kavala Yatirim Anonim Şirketi, Nationality: Turkish, resident in Karaköy Rihtim Caddesi, Nesli Han Kat: 4 Karaköy, İstanbul

5)	Hüseyin Murat Vargi, Nationality: Turkish, resident in Koru Parki Sokak, Ceylan Apt. No: 14/2 Suadiye, İstanbul

ARTICLE 2—TRADENAME

The trade name of the Company is “TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ”

ARTICLE 3—PURPOSE AND SUBJECT-MATTER

The Company is incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transportation and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

In order to achieve the above-mentioned subject matter, the Company may:

1)	enter into service, proxy, agency, commission agreements, undertakings and any other agreements within the purpose and the subject-matter of the Company and within this scope obtain short, middle and long term credits and loans or issue, accept and endorse bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its main company and group companies, in Turkish Lira or other foreign currencies, on condition that such extensions do not contradict with laws and regulations.

2)	cooperate, establish new partnerships or companies or enterprises with existing or future local or foreign individuals or legal entities; completely or partially acquire local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, reserve part of the profit for or be authorized to pay dividends and make donations to this kind of real or legal person and in the event a donation is made or part of the profits is reserved for foundations or this kind of real or legal entity, the rules provided by the Capital Markets Board will be complied with and the notifications required by the Capital Markets Board will be made,

3)	issue, acquire, sell, create security over or to perform any other legal actions of all kind of securities, commercial papers, profit sharing instruments, bond and convertible bonds via board resolutions under the conditions authorized by the relevant legislation provided that such actions are not qualified as brokerage activities and portfolio management;

4)	enter into licence, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire and give a license to such rights and register them;

5)	acquire, lease, rent and sell of all types of movable and immovable property; construct plant or any other buildings; enter into financial leasing agreements; acquire any of the personal or property rights regarding movable and immovable property, including but not limited to, promise to sell, pledges, mortgages and commercial business pledges; register them in title deeds; accept mortgage from third parties; discharge pledges and mortgages created in favour of the Company; create security over movable and immovable properties owned by the Company, including creation of mortgage, pledge and commercial enterprises pledge, on its own or in favour of the companies which are fully consolidated in financial statements of the Company or in favour of the third parties’ on condition that the context of the ordinary business operations of the Company directly requires, as necessitated by the purpose and subject matter of the Company, provided that the Company shall comply with the principles regulated in accordance with the capital markets legislation regarding the transactions of providing guarantees or pledges including mortgages to third parties and disclosures necessary in accordance with the Capital Market Board within the scope of special circumstances, be made in order to inform investors in transactions to be performed in favour of third parties.

6)	enter into other enterprises, relevant transactions and agreements necessitated by the purpose and the subject matter of the Company;

7)	register SIM card trademark and symbol; sell, lease, re-purchase, re-sell the same; agree with dealers abroad or in the country for the sale of such cards; export same; import other SIM cards and perform all related actions;

In addition, if it is deemed appropriate and beneficial for the Company to perform any transactions other than those stated above, upon the proposal of the Board of Directors, the matter shall be submitted to the approval of the General Assembly and may be performed pursuant to the resolution of the General Assembly. In order for such changes to be effective, the permissions of the Foreign Investment Directorate, the Ministry of Industry and Commerce and the Capital Market Board shall be obtained, registered with the Trade Registry and announced in the Trade Registry Gazette as amendments to the Articles of Association.

ARTICLE 4—HEADQUARTER AND BRANCHES

The Company shall be headquartered in Istanbul, at the address of Turkcell Plaza, Meşrutiyet Caddesi, No:153, Tepebaşi, Beyoğlu/İstanbul.

The new address, whenever changed, shall be registered with the Trade Registry and published in the Trade Registry Gazette and notified to the Capital Market Board and the Ministry of Industry and Commerce.

Any notification sent to the address registered and published shall be deemed as received by the Company. If the Company changes its address and does not register the new one in due time, the situation will be deemed as one of the termination causes of the Company.

The Company may open branches and representative offices in or outside Turkey provided that the Ministry of Industry and Commerce, Foreign Investment Directorate and the Capital Market Board are informed thereof.

ARTICLE 5—DURATION

The Company is incorporated for an unlimited duration.

ARTICLE 6—SHARE CAPITAL

The registered capital of the Company is 2.200.000.000 (Two billion two hundred-million) New Turkish Liras, divided into registered shares of 2.200.000.000 (Two-billion two hundred million), having a value of 1.- (One) New Turkish Liras each.

The Company’s issued share capital, is 1,474,639,361 (One billion four hundred-seventy four million six hundred and thirty nine thousand three hundred and sixty one) New Turkish Liras and fully paid in compliance with the Incentive and Investment Allowance Certificate of Foreign Capital General Directorate of the Under secretariat of Treasury of the Prime Ministry of the Republic of Turkey dated 23 August 1993 and numbered 1746 and its special conditions dated 19.12.1994 and Incentive and Investment Allowance Certificate dated 6 November 1997 and 2741 numbered and its special conditions dated 16.07.1999, 16.12.1999 and 30.11.2000 and Incentive and Investment Allowance Certificate dated 26 February 2001 and 3704 numbered and is divided into 1,474,639,361 (One billion four hundred and seventy four million six hundred and thirty nine thousand three hundred and sixty one) shares.

ARTICLE 7—SHARE TRANSFER

Transfer of Shares is subject to the provisions of the Turkish Commercial Code, Capital Market Legislation and the Regulations on Value Added Telecommunications Services.

The Board of Directors may restrict the share transfers to the foreigners in order to comply with the restrictions concerning the shareholders determined under the Regulations on Value Added Telecommunications Services and/or other legislation, of which the Company is subject to.

ARTICLE 8—CAPITAL INCREASE AND SHARE CERTIFICATES

The Board of Directors of the Company is authorised to increase the issued share capital by issuing new shares up to the authorised share capital, to resolve to restrict the pre-emption rights of the shareholders and to take resolutions regarding the issuance of premium shares whenever it is deemed necessary, in compliance with the Capital Market Law.

During capital increases shares remaining pursuant to the exercise of pre-emptive rights and in the event pre-emptive rights are restricted, all of the newly issued shares shall be offered to the public at their market value but not less than their nominal value.

New shares may not be issued until all the issued shares are fully sold and paid. The issued share capital has to be indicated on all documents bearing the trade name of the Company.

The Board of the Directors of the Company may issue share certificates in different denominations representing more than one share in compliance with the relevant regulations of the Capital Market Board.

ARTICLE 9—BOARD OF DIRECTORS

The Company is managed and represented by the Board. The Board is fully authorised to carry out the affairs of the Company and management of Company assets and the activities relating to the Company purpose and subject matter other than those that have to be solely carried out by the General Assembly.

The Board is comprised of 7 (seven) members elected by the General Assembly.

In case the Board of Directors is informed that a member of the Board of Directors no longer has any relation with and is no longer a representative of the legal entity it represents or that a legal entity having a representative on the Board of Directors has transferred its shares to a third party, such member of the Board of Directors and representative of the such legal entity shall be considered as having resigned from its membership on the Board of Directors and the Board shall temporarily appoint another member until the next General Assembly.

ARTICLE 10—DUTY PERIOD

The members of the Board of Directors may be elected for a period of maximum three years.

The members of the Board of Directors whose duty period ends may be re-elected. If one of the memberships is left during the duty period, new members may be elected to replace these in accordance with the related provisions of the Turkish Commercial Code.

ARTICLE 11—MEETINGS OF THE BOARD OF DIRECTORS

1) Meetings of the Board of Directors:

The Board of Directors shall meet whenever necessitated by the affairs of the Company. Meetings of the Board of Directors shall be held at the headquarters of the Company or at any place agreed upon.

2) Meeting and Decision Making Quorum:

Quorum for Board meetings shall consist of a minimum 5 directors. Ordinary actions of the Board shall be taken by affirmative votes of 4 of the directors upon the presence of 5 directors and affirmative votes of 5 directors upon the presence of more than 5 directors.

ARTICLE 12—BINDING AND REPRESENTATION OF THE COMPANY

All documents, bonds, powers of attorney, written undertakings, contracts, offers, demands, acceptances, announcements and all other documents related with the Company, will be valid and binding the Company, if signed by person or persons so authorized by the Board of Directors on condition that they sign under the Company name, in circumstances registered and published as allowing such signature. The Board of Directors will determine the conditions on which the person(s) authorized to bind the company will sign.

ARTICLE 13—SHARING DUTIES AND ASSIGNING DIRECTORS

The Board of Directors may assign all of its authorities related to management and representation or the parts pertaining to the execution phase of the company business or the parts it finds necessary to delegate members of the Board of Directors or to General Directors or Directors or other officers for whom it is not necessary to have a share and the Board of Directors may give them authority to sign. Minimum one member of the Board of Directors shall have the authority to represent the Company even if the authority to manage and represent the Company is left to the General Directors or Directors or other officers who do not hold any shares in the Company. The Board of Management may give Third Persons special authority to represent and bind the Company. The duty period of other officers who have the authority to put the signatures of the General Directors and Directors is not limited with the election periods of the Board of Directors members. The provisions of 11-2 article of these Articles of Association are preserved.

The Board of Directors shall always be free to cancel such delegated authority of such members and directors.

ARTICLE 14—AUDITORS AND THEIR DUTIES

The General Assembly shall elect 2 auditors from among either the shareholders or third parties.

The auditors shall be elected for a period of maximum three years. The auditors may be re-elected.

The auditors are responsible for fulfilling the tasks stated in Articles 353 to 357 of the Turkish Commercial Code.

ARTICLE 15—DIRECTORS AND AUDITORS FEE

The General Assembly determines the fee to be paid to the members of the Board of Management and the to the Auditors.

ARTICLE 16—INDEPENDENT AUDITOR

In addition to the auditors, the Board of Directors shall elect one of the international auditing firms incorporated in Turkey and acceptable to the Capital Market Board as an Independent Auditor for the yearly auditing of the Company’s commercial book and records. The provisions of Capital Market Board regarding the approval of independent auditor and principals of independent auditing shall be applied.

ARTICLE 17—GENERAL ASSEMBLY

The below issues shall be applied for the General Assembly:

1.	Convening: The meeting of the General Assembly shall convene either for ordinary or extraordinary meetings. The convening for the meetings shall be made in accordance with the provisions of the Turkish Commercial Code and Capital Market Law. The General Assembly may convene without invitation in accordance with Article 370 of the Turkish Commercial Code.

2.	Date: Ordinary meetings of General Assembly shall convene once a year and within the three months following the end of Company’s fiscal year, the Extraordinary meetings of the General Assembly shall convene whenever necessitated by the affairs of the Company.

3.	Voting Rights and Appointing Proxy: In Ordinary or Extraordinary meetings of the General Assembly, shareholders or their proxies shall have one vote per share. In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and on behalf of the shareholders being represented by such proxies.

Regulations of the Capital Market Board relating to proxy votes on behalf of the shareholders shall apply.

4.	Voting Method: Votes are cast in General Assembly meetings by the raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in a meeting. The related provisions of the Capital Market Board shall apply.

5.	Presidency of the General Assembly: President of the General Assembly meetings shall be the chairman of the Board of Directors, in his absence, the deputy chairman or in the absence of both, one of the members of the Board of Directors. The secretary of the General Assembly may be elected from among the shareholders or non-shareholders.

6.	Meetings and Decision Making Quorum: At meetings of the General Assembly, the items specified in Article 369 of the Turkish Commercial Code shall be discussed and resolved. Save as higher quorums are provided for in the Turkish Commercial Code, meeting quorum at the General Assembly requires the presence of at least 51% of shareholders represented by themselves or proxies and save as higher quorums are provided for in the Turkish Commercial Code decision making quorum requires the majority of the affirmative of shareholders present at the meeting.

However, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the authorized share capital requires the presence of shareholders holding the 2/3 of the share capital and affirmative votes of 2/3 of the shareholders represented in the meeting.

7.	Place of Meeting: General Assembly meetings shall convene at the Company’s headquarters or upon the decision Board of Directors at another suitable place of the city where the headquarters of the Company is located.

ARTICLE 18—PRESENCE OF A COMMISSIONER AT THE MEETINGS

The presence of T.R. Ministry of Industry and Commerce Commissioner is necessary at both ordinary and extraordinary General Assembly meetings. The commissioner has to sign the meeting reports. General Assembly meeting decisions taken in the absence of the commissioner and reports which do not bear the commissioner’s signature shall not be valid.

ARTICLE 19—ANNOUNCEMENTS AND ANNUAL REPORTS OF THE COMPANY

Announcements concerning the Company shall be made in the newspaper published at the city where the Headquarters of the Company are located at least 15 days in advance provided that the provisions of Article 37/4 of the Turkish Commercial Code are reserved. If there is no newspaper published at the place where the Headquarters are located, then the announcement shall be made in the newspaper published at the closest place to the Headquarters. However, announcements regarding the invitation of the General Assembly, in accordance with Article 368 of the Turkish Commercial Code, excluding the dates of announcement and invitation shall be made two weeks in advance and the date of the meeting shall be notified to the shareholders via registered mail. Provisions of Articles 397 and 438 of the Turkish Commercial Code shall be applicable to the announcements regarding the share capital decrease and liquidation of the Company.

Any other announcement and information responsibilities pursuant to the Capital Market legislation and the Turkish Commercial Code are reserved.

Financial tables and reports and also independent audit reports required by the Capital Market Board shall be disclosed to the public and delivered to the Capital Market Board in accordance with the provisions and principles of the Board of Directors.

ARTICLE 20—FISCAL YEAR

The fiscal year of the Company begins on the first day of January and ends on the last day of December.

ARTICLE 21—DETERMINATION AND DISTRIBUTION OF THE PROFIT

If any, the net profit drawn up in the annual budget after the deduction of all expenses and depreciation sums, reserves and taxes needed to be paid by or charged to the Company, from the revenues of the Company as determined by the end of the accounting term and after the deduction of the previous years loss, shall be distributed in accordance with the Capital Market Law and communiqués of the Capital Market Board as follows:

a)	5% statutory reserve fund shall be set aside as the first statutory reserve fund.

b)	The first dividend shall be set aside from the remaining amount in the ratio determined by the Capital Market Board.

c)	Amount of the net profit remaining after the deduction of the amounts stated in (a) and (b) may be distributed partially or fully as second dividend or set aside as extraordinary statutory reserve fund as per the General Assembly resolutions. The General Assembly may set aside an amount as profit share for the members of the Board of Directors, officers, employees and workers and foundations constituted for various purposes and this kind of real or legal persons.

d)	It may not be resolved that any other reserve funds be set aside or left for the following year unless reserve funds and first dividend stated in the Articles of Association for the shareholders are set aside in compliance with the legislation and it may not be resolved that the profit be distributed to the members of the Board of Directors, officers and employees and foundations constituted for various purposes and this kind of real or legal persons unless first dividend is distributed.

e)	The dividend can be distributed to all the shares that exist as of the accounting period, irregardless of their issue or enforcement dates.

Article 466/2(3) of the Turkish Commercial Code is reserved.

ARTICLE 22—RESERVE FUND

Articles 466 and the 467 of the Turkish Commercial Code regarding the reserve funds to be set up by the Company shall apply.

ARTICLE 23—WINDING UP AND LIQUIDATION

The Company shall wind up upon the occurrence of one of the liquidation causes provided in the Turkish Commercial Code. The liquidation of the Company shall be triggered by the winding up of the Company. The provisions of the Turkish Commercial Code regarding issues such as the terms of assignment of the liquidators, their duties, responsibilities and how the liquidation will proceed shall apply. The General Assembly may give the liquidator(s) authority to sell all the Company business and assets including the immovable properties, separately or in bulk.

ARTICLE 24—LEGAL PROVISIONS

The provisions of the Turkish Commercial Code, the Capital Market Law and related legislations shall be applicable to matters not covered by the Articles of Association.

ARTICLE 25—BONDS AND OTHER SECURITIES

The Company may issue bonds and any other debt securities bearing the features of capital market securities which the Board of Directors may be authorized to issue, in order to sell them to individuals or legal entities, in Turkey or abroad in accordance with the Turkish Commercial Code, the Capital Market Law and any other related legislation via resolutions of Board of Directors.

The Company may also issue convertible bonds as per resolutions of Board of Directors in compliance with the regulations of the Capital Market Board.

TEMPORARY ARTICLE:

In connection with the Code numbered 5274 Regarding the Amendment of Turkish Commercial Code, in order to increase the nominal value of the shares to 1.- (One) New Turkish Liras, 1,000 (One thousand) units of shares, each having a nominal value of 1,000.- (One thousand) Turkish Liras shall be merged and 1.- (One) unit of share having a nominal value of 1.- (One) New Turkish Liras shall be issued to represent such shares. Fraction receipt shall be issued for the shares that could not be complemented up to TRY 1. In relation to such change, the shareholders’ rights arising out of their shares are reserved. In connection with such transaction, the 1st, 2nd, 3rd and 4th series of share certificates which represent the existing share capital shall be merged in the 5th series. In connection with the transactions of share change and merger of series, the shareholders’ rights arising out of their shares are reserved.

The transactions regarding the change in share certificates shall be commenced by the Board of Directors of the Company after the dematerialization of Capital Markets instruments is put into practice and within the framework of related regulations.